Management Discussion and Analysis

November 30, 2016

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for Tanzanian Royalty Exploration Corporation (the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three month period ended November 30, 2016 and 2015 and the audited consolidated financial statements for the years ended August 31, 2016 and 2015.  The MD&A was prepared as of January 12, 2017.  All amounts are in Canadian dollars, unless otherwise specified.

Highlights – for the three month period ended November 30, 2016

Financial:

•

On September 1, 2016, the Company closed the first tranche of a $5 Million private placement of securities with Crede CG III, Ltd.

In the initial round of financing, the Company privately placed 1,840,400 shares of its common stock and warrants for US$1.25 million. The common stock issued in the first tranche of the financing, which closed on September 1, 2016, was priced at US$0.6792 per share. The investor also received five-year warrants to purchase 1,840,400 shares of Common Stock with an exercise price of US$0.8291 per share. The common stock issued in the first tranche of the financing or issued upon exercise of the warrants issued in the first tranche of the financing will be restricted until a valid registration for such common stock becomes effective.

On September 26, 2016, the Company closed the second tranche of the $5 million private placement of securities with Crede CG III, Ltd.

In the second round of the financing, the Company privately placed convertible notes and warrants for US$3.75 million. The convertible notes were issued in the principal amount of US$3.75 million, carried a coupon of 2.0% and matured on September 26, 2046. The Company immediately exercised its right to cause the conversion of the convertible notes, resulting in the cancellation of the notes and the issuance of 5,357,143 shares of common stock to the investor. The investor also received five-year warrants to purchase 4,017,857 shares of common stock at an exercise price of US$1.10 per share. The closing of the second tranche of the financing was conditioned upon a valid registration statement for the common stock issued or issuable to the investor upon exercise of warrants being declared effective by the U.S. Securities and Exchange Commission. The Commission declared the Company’s Form F-3 Registration Statement registering the stock effective on September 23, 2016.

•

During the year ended August 31, 2016, the Company closed US $1,000,000 in gold loans with the following terms:

•

Under the terms of the loan agreements, the gold loans are for a period of three years, are subject to renewal, and carry an 8% interest rate payable quarterly. The bullion loans may be repaid in cash or common shares of the Company or gold in specified form.  If the bullion loans are paid back by bullion, the valuation date for such bullion will the date of the loan agreements. The bullion loans may be converted into common shares of the Company at the

Management Discussion and Analysis

November 30, 2016

sole discretion of the lenders at an exercise price of US$0.70 per share.  Interest is payable quarterly, either in cash or in shares at a price of US$0.308 per share. There is no prepayment penalty.

The Company also closed and additional US $100,000 in gold loans with the following terms:

•

Under the terms of the loan agreements, the gold loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. The bullion loans may be repaid in cash or common shares of the Company or gold in specified form.  If the bullion loans are paid back by bullion, the valuation date for such bullion will the date of the loan agreements. The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.50 per share.  Interest is payable quarterly, either in cash or in shares at a price of US$0.375 per share. There is no prepayment penalty.

The Company also closed and additional US $200,000 in gold loans with the following terms:

•

Under the terms of the loan agreements, the gold loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. The bullion loans may be repaid in cash or common shares of the Company or gold in specified form.  If the bullion loans are paid back by bullion, the valuation date for such bullion will the date of the loan agreements. The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.40 per share.  Interest is payable quarterly, either in cash or in shares at a price of US$0.38 per share. There is no prepayment penalty.

•

On July 8, 2015, the Company closed US $1,530,000 million dollar "bullion loans”.

Under the terms of the loan agreements, the bullion loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. The bullion loans may be repaid in cash or common shares of the Company or gold in specified form at the option of the lender.  If the bullion loans are paid back by bullion, the valuation date for such bullion will be the date of the loan agreements. The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.27658 per share.  Interest is payable quarterly, either in cash or in shares at a price of US$0.27658 per share at the option of the lender. There is no prepayment penalty.  An 8% finder’s fee was paid through the issuance of 442,548 common shares at a price of $0.40 per share with a value of $177,019.

Operational:

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No mining or ore processing activities conducted at South Pit during the period.

•

Buckreef Gold Mine Environmental Management Plan Upgrade certification by NEMC was completed during the reporting quarter period.

•

Buckreef SML04/92 Special Mining Licence Renewal application was granted by the Ministry of Energy & Minerals on 10th October 2016 for a further 10 years to 2027. Annual rental fees for the SML were paid up to 2018.

•

Renewal of 12 other PLs that make up the Buckreef/Buziba project was successfully completed during the quarter. Annual rental fee payments for all 12 PLS for the period 2016-2017 were also successfully paid during the quarter.

Management Discussion and Analysis

November 30, 2016

•

Design & Process Engineering consultants, NCI Engineering Limited were contracted to commence a comprehensive assessment of the competence and functionality of the Buckreef Heap Leach pad design and construction during the month. A final report expected in early December 2016.

Overall Performance

As at November 30, 2016, the Company had current assets of $4,576,124, compared to $1,032,319 on August 31, 2016.  The increase is mainly due to the cash inflow of $5,589,501 (2015 - $nil) in connection with the proceeds of the private placements, net of issue costs, closed during September 2016.  This was offset by outflows in regards to expenditures on exploration of $960,765 (2015 - $293,161) and cash used in operations of $989,963 (2015 - $762,122).  Mineral properties and deferred exploration assets were $47,719,119 as at November 30, 2016, compared to $45,802,858 at August 31, 2016.

Net loss for the three month period ended November 30, 2016 was $2,018,722, compared to a net loss of $1,163,012 in the comparable three month period ended November 30, 2015.  The main difference in net loss between the two periods is due to the following fluctuations:

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An increase in professional fees expense to $313,121 for the three month period ended November 30, 2016, compared to $74,757 for the three month period ended November 30, 2015.  Professional fees increased mainly due to various work surrounding the adoption of the stock option plan as well as continuing legal fees from the resolution of the Force Majeure matters.

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Higher share based payment expense of $633,088 during the three month period ended November 30, 2016, as compared to $118,090 expense during the three month period ended November 30, 2015.  The increase is due to the Company adopting a stock option plan during the period and issuing 3,750,000 options (2015 – nil) with a value of $704,000 (2015 - $nil) offset by the number of RSU’s forfeited during the current period resulting in a recovery of RSU expense (see note 5 of the unaudited interim condensed consolidated financial statements for the three month periods ended November 30, 2016 and 2015 for details of RSU’s and stock options issued).

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A decrease in the gain on the revaluation of derivative liability to $nil for the three month period ended November 30, 2016, compared to a gain of $293,000 for the three month period ended November 30, 2015.  See notes 20 and 22 of the unaudited interim condensed consolidated financial statements for the three month periods ended November 30, 2016 and 2015 for details on derivative liability.

The remainder of the expenses primarily decreased in comparison to the prior period as the Company looked to be more cost effective as it worked towards securing additional financing and moving its Buckreef project into production.  These variances are further discussed below.

Share Capital:

During the three month period ended November 30, 2016, the Company issued 354,137 shares (2015 – 50,000 shares) pursuant to the RSU plan with a value of $482,749 (2015 - $120,500).  The Company also issued 202,260 (2015 – 111,547) shares with a value of $172,318 (2015 - $46,850) in connection with interest payments related to the bullion loans outstanding.  The Company also completed its private placement financing in September 2016 issuing 7,197,543 shares for proceeds, net of issue costs, of $5,589,501 (2015 - $nil).  In the current period, capital was utilized for the Buckreef Gold Project development, property acquisition, exploration, capital equipment purchases and general operating expenses as tabulated below.  The remaining funds/cash liquid assets, when available, are invested in interest bearing investments, which are highly liquid.

Management Discussion and Analysis

November 30, 2016

C$ (000)
Funds available August 31, 2016	85
Proceeds from private placements, net of issue costs	5,590
Net proceeds (repayments) from loans from related parties	(80)
Mineral property expenditures including licences, environmental and exploration, net of recoveries	(961)
General corporate expenses	(970)
Funds available November 30, 2016	$3,664

At November 30, 2016, the Company had a working capital deficiency of $3,018,222 (August 31, 2016 – $11,836,214 working capital deficiency), had not yet achieved profitable operations, has accumulated losses of $92,655,136 (August 31, 2016 – $90,600,819) and expects to incur further losses in the development of its business. The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at November 30, 2016, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. In September 2016, the Company raised US$5 Million financing (Note 5). The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. The Company presently does not have adequate resources to maintain its core activities for the next fiscal year or sufficient working capital to fund all of its planned activities.  The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

Additional funding may be derived from revenues generated in the future from anticipated completion and operation of its Buckreef mine currently under development.  Management continues to explore alternative financing sources in the form of equity, debt or a combination thereof; however, the current economic uncertainty and financial market volatility make it difficult to predict success.  Risk factors potentially influencing the Company’s ability to raise equity or debt financing include:  the outcome of the feasibility study at the Buckreef Project, mineral prices, the risk of operating in a foreign country, including, without limitation, risks relating to permitting, and the buoyancy of the credit and equity markets.  For a more detailed list of risk factors, refer to the Company’s Form 20-F Annual Report for the year ended August 31, 2016, which is filed on SEDAR as the Company’s Annual Information Form.

Due to the current low interest rate environment and lack of funds, interest income is not expected to be a significant source of income or cash flow.  Management intends to monitor spending and assess results on an ongoing basis and will make appropriate changes as required.

TRENDS

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There are significant uncertainties regarding the prices of precious and base metals and other minerals and the availability of equity and debt financing for the purposes of mineral exploration and development.  The prices of precious and base metals have been subject to extreme volatility over recent periods, as such the Company remains cautious;

•

The Company’s future performance is largely tied to development of the Buckreef project and other main projects and outcome of future drilling results; and

Management Discussion and Analysis

November 30, 2016

•

Current financial markets are likely to be volatile in Canada and the United States for the remainder of the fiscal year, reflecting ongoing concerns about the stability of the global economy.  As well, concern about global growth may lead to future drops in the commodity markets.  Uncertainty in the credit markets has also led to increased difficulties in borrowing or raising funds.  Companies worldwide have been negatively affected by these trends.  As a result, the Company may have difficulties raising equity and debt financing for the purposes of base and precious metals exploration and development.

These trends may limit the Company’s ability to discover and develop an economically viable mineral deposit.

Selected Financial Information

	As at and for the three month period ended November 30, 2016	As at and for the year ended August 31, 2016	As at and for the year ended August 31, 2015
Total Revenues	$0	$0	$0
Net income (loss) for the period	$(2,018,722)	$(12,781,902)	$(8,995,697)
Basic income (loss) per share	$(0.02)	$(0.12)	$(0.09)
Diluted income (loss) per share	$(0.02)	$(0.12)	$(0.09)
Total assets	$55,306,229	$49,885,545	$53,108,859
Total long term financial liabilities	$1,726,850	$1,645,529	$680,000
Cash dividends declared per share	$0	$0	$0

Results of Operations

Net additions to mineral properties and deferred exploration costs for the three month period ended November 30, 2016 were $1,916,261 compared to $412,090 for the three month period ended November 30, 2015.  The amount has increased as compared with the prior year mainly due to $1,056,240 (2015 - $nil) representing an increase due to foreign exchange in the current period stemming from the change in functional currency from Canadian dollars to US dollars as of September 1, 2016.   The increase, net of the effect of foreign exchange, saw increases as the Company recently closed its private placement financing and allocated resources to keep properties in good standing and advance them towards production.

Net loss for the three month period ended November 30, 2016 was $2,018,722, compared to a net loss of $1,163,012 for the comparable three month period ended November 30, 2015.  The main difference in net loss between the comparable periods ended November 30, 2016 and 2015 is mainly due to the variances discussed above.

Variances in the remaining expenditures is set out below:

For the three month period ended November 30, 2016, depreciation expense was $105,489, compared to $120,482 for the three month period ended November 30, 2015. The decrease of $14,993 is due to a lower overall capital assets base as there were no additions during the period and prior fiscal year.

Consulting fees for the three month period ended November 30, 2016 were $158,432, compared to $105,727 in the comparable three month period ended November 30, 2015.  Consulting expenses increased during the current period as the Company hired consultants in an effort to advance its Buckreef project.  The consultants were hired to advise in regards to the status of the processing plant and any modifications and changes to the operational process, and many were hired in replacement of salaried

Management Discussion and Analysis

November 30, 2016

management and personnel that resigned or were let go during the course of the last year resulting I a decrease in salaries and benefits expenses discussed below.

Directors’ fees for the three month period ended November 30, 2016 were $84,831, compared to $92,384 in the comparable three month period ended November 30, 2015.  The amount decreased as compared to the same period in the prior year due to director resignations during the year as well as lower RSU expense in the current period, driven by lower stock prices for most of the year.

Office and general expenses for the three month period ended November 30, 2016 were $43,265, compared to $75,370 in the comparable three month period ended November 30, 2015.  Office and general costs decreased between the comparable periods due to cost reduction measures across all areas of the Company in light of the current economic conditions and resources available to the Company.

Shareholder information costs for the three month period ended November 30, 2016 decreased to $20,481 from $29,989 for the comparable three month period ended November 30, 2015. The amounts were consistent between the two periods.

Professional fees increased by $238,364 for the three month period ended November 30, 2016 to $313,121 from $74,754 for the three month period ended November 30, 2015.  Professional fees increased mainly due to various work surrounding the adoption of the stock option plan as well as continuing legal fees from the resolution of the Force Majeure matters.

Salaries and benefits expense decreased to $110,493 for the three month period ended November 30, 2016 from $219,485 for the three month period ended November 30, 2015.  Salaries and benefits decreased as the Company moved towards using consultants in the place of salaried employees which carries a lower cost than having salaried employees as well as the Company reducing its workforce wherever possible in an effort to minimize costs.

Share based payments for the three month period ended November 30, 2016 were $633,088, compared to an expense of $118,090 in the comparable three month period ended November 30, 2015.  The increase is due to the Company adopting a stock option plan during the period and issuing 3,750,000 options (2015 – nil) with a value of $704,000 (2015 - $nil) offset by the number of RSU’s forfeited during the current period resulting in a recovery of RSU expense (see note 5 of the unaudited interim condensed consolidated financial statements for the three month periods ended November 30, 2016 and 2015 for details of RSU’s and stock options issued).

For the three month period ended November 30, 2016, travel and accommodation expense increased by $985 from $12,655 in 2015 to $13,640.  Travel and accommodation expense remained consistent in comparison to the comparable period.

For the three month period ended November 30, 2016, the foreign exchange loss was $150,601 compared to an exchange loss of $48,209 for the same three month period ended November 30, 2015.  The primary reason is the US Dollar exchange rate increasing from 1.312 at August 31, 2016 to 1.343 at November 30, 2016.

The interest accretion expense for the three month period ended November 30, 2016 was $184,035, compared to $270,070 for the three month period ended November 30, 2015. Interest accretion decreases as loans approach their maturity date.

A loss of $nil (2015 – $293,000 gain) was recognized during the three month period ended November 30, 2016, in connection with the revaluation of the derivative liability.  The derivative liability is revalued at every reporting period using the Black-Scholes model.  On September 1, 2016, upon the change in

Management Discussion and Analysis

November 30, 2016

functional currency to the U.S. dollar, these derivative liabilities were no longer classified as derivatives and an amount of $108,000 was reclassified to reserve for share based payments.

Summary of Quarterly Results (unaudited)

(Expressed in thousands of dollars, except per share amounts)

	2017 Q1	2016 Q4	2016 Q3	2016 Q2	2016 Q1	2015 Q4	2015 Q3	2015 Q2
Total revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Income (Loss)	$(2,019)	$(5,510)	$(1,052)	$(5,057)	$(1,163)	$(2,030)	$(6,062)	$324
Basic and diluted income (loss) per share	$(0.02)	$(0.05)	$(0.01)	$(0.05)	$(0.01)	$(0.02)	$(0.06)	$0.00

Liquidity and Capital Resources – Going Concern Discussion

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short term business requirements.  Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding.  Previously, the Company obtained funding via private placements, public offering and various sources, including the Company’s President and CEO.

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at November 30, 2016, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. In September 2016, the Company raised US$5 Million financing (Note 5). The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. The Company presently does not have adequate resources to maintain its core activities for the next fiscal year or sufficient working capital to fund all of its planned activities.  The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

At November 30, 2016, the Company had a working capital deficiency of $3,018,222 (August 31, 2016 – $11,836,214 working capital deficiency), had not yet achieved profitable operations, has accumulated losses of $92,655,136 (August 31, 2016 – $90,600,819) and expects to incur further losses in the development of its business. The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

Some of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.

Force Majeure:

On February 5, 2016, the Company, through its subsidiary Tanzam provided notice of Force Majeure under its agreement with STAMICO, owned by Tanzanian Treasury. The notice of Force Majeure is based upon the invasion and forced occupation by several hundred illegal miners of the Company’s properties including the South Pit and other areas within the Buckreef site, thereby endangering the Company’s team and preventing Tanzam from continuing its mining operations.

Management Discussion and Analysis

November 30, 2016

The Company was requested by the Deputy Minister of Energy and Minerals to provide an area of access for artisanal miners within 14 days of notice. The Company identified three potential areas with one to be designated for true artisanal mining, meaning without the use of mechanized mining equipment. Mining would not be allowed below the water table. The Company would also require artisanal miners to operate responsibly in accordance with Tanzanian mining and environmental law, and land and water requirements.

On the 15th day following notice, the occupation by illegal miners occurred as the Company refused to allow access to areas that represent a material portion of the deposit according to the Company’s NI 43-101 technical reports. The Company has communicated to both the Minister and the Deputy Minister, indicating its willingness to provide an area of access to legitimate artisanal miners.

On June 9th, 2016, Force Majeure was lifted.

Commitments:

In order to maintain the existing site of mining and exploration licenses, the Company is required to pay annual license fees. The Company has not paid its annual license fees since October 2014 with exception of Buckreef mining licenses. As at November 30, 2016 an accrual of $780,000 (August 31, 2016 - $780,000) has been recorded relating to unpaid license fees. Note that these licenses remain in good standing until a letter of demand is received from Ministry of Energy and Minerals requesting payment of any unpaid license fees plus 50% penalty, and the Company fails to respond within 30 days. The Company has not received a letter of demand. The potential penalty relating to unpaid license fees is approximately $390,000 (August 31, 2016 - $390,000). The Company has recorded an accrual for all valid and active mining licenses.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

(a) Tanzanian Royalty Exploration Corporation entered into the following transactions with related parties:

Three month ended November 30,	Notes	2016	2015
Legal services	(i)	$82.455	$10,363
Rent	(ii)	$nil	$7,471
Consulting	(iii)	$43,859	$39,318
Consulting	(iv)	$172,330	$nil

(i) The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the three month period ended November 30, 2016, the legal expense charged by the firm was $82,455 (2015 - $10,363).  As at November 30, 2016, $415,940 remains payable (August 31, 2016 - $327,766).

(ii) During the three month period ended November 30, 2016, $nil (2015 - $7,471) was paid to a company associated with the Company’s former Chairman and COO and his spouse for office rental.

Management Discussion and Analysis

November 30, 2016

(iii) During the three month period ended November 30, 2016, $43,859 (2015 - $39,318) was paid for heap leach construction consulting and website/data back-up services to companies controlled by individuals associated with the CEO.

(iv) During the three month period ended November 30, 2016, $172,330 (2015 - $nil) was paid for grade control drilling, license fees and other consulting services to Stamico, the Company’s joint venture partner on the Buckreef Gold Project.

As at November 30, 2016, the Company has a receivable of $25,696 (August 31, 2016 - $3,903) from an organization associated with the Company’s President and CEO.

As at November 30, 2016, the Company has a receivable of $5,541 (August 31, 2016 - $5,541) from the former general manager of the Company for amounts advanced on his behalf.

During the year ended August 31, 2015, the Company sold automotive and mining equipment in the amount of $243,805 to directors of the Company and $333,700 to the Company’s CEO for total proceeds of $577,505 as described in Note 4.  Pursuant to the agreements, the Company entered into 1-year lease agreements on the automotive and mining equipment with effective dates in May 2015. Per the terms of the leases, the Company agrees to purchase back the automotive and mining equipment at the end of the lease periods for a lump sum payment of USD$74,848. The initial base payments vary between the agreements and range between $3,500 and $8,000 payable monthly.  The effective interest rate on the capital lease obligation outstanding is between 20% and 30%.

As at November 30, 2016, the balance outstanding under capital lease obligations is $389,439 (August 31, 2016 - $370,103) and is repayable within 1 year, as such, the capital lease obligation is classified as a current liability.

(b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer) of the Company was as follows:

Three months ended November 30,	2016		2015
	Salaries and benefits (1)	Share based payments (2), (3), (4)	Salaries and benefits (1)	Share based payments (2), (3)
Management	$ 105,333	$ 723,090	$ 80,406	$ 62,541
Directors	27,906	56,938	37,356	55,028
Total	$ 133,239	$ 780,028	$ 117,762	$ 117,569

    (1)   Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.

     (2)   Compensation shares may carry restrictive legends.

     (3)   All RSU share based compensation is based on the accounting expense recorded in the year.

     (4)   All stock option share based compensation is based on the accounting expense recorded in the year.

As at November 30, 2016, included in trade and other payables is $689,000 (August 31, 2016 - $576,000) due to these key management personnel with no specific terms of repayment.

During the year ended August 31, 2016 the Company’s CEO provided various loans to the Company totaling $221,115.  As at November 30, 2016 $140,797 (August 31, 2016 - $221,115) is outstanding.  The balance is payable on demand, interest free, and unsecured.

Management Discussion and Analysis

November 30, 2016

Restricted Stock Unit Plan

The Restricted Stock Unit Plan (RSU Plan) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company.  To this end, the RSU Plan provides for the grant of restricted stock units (RSUs).  Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of November 29, 2016, the Board resolved to amend the suspension to 800,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 2,500,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended. RSU awards may, but need not, be subject to performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the award agreement.

Of the 2,500,000 shares authorized for issuance under the Plan, 1,772,999 (August 31, 2016 - 1,418,862) shares have been issued as at November 30, 2016.

Critical Accounting Estimates

Assessment of Recoverability of Mineral Property Costs

The deferred cost of mineral properties and their related development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production. Cost includes both the cash consideration as well as the fair market value of any securities issued on the acquisition of mineral properties. Properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from property options granted reduce the cost of the related property and any excess over cost is applied to income  The Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Deferred Income Tax Assets

The Company follows the balance sheet method of accounting for income taxes.  Under this method, deferred tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.  Deferred tax liabilities and assets are measured using substantively enacted tax rates.  The effect on the deferred tax liabilities and assets of a change in tax rates is recognized in the period that the change occurs.  Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that is probable that taxable profit will be available against which the deductible temporary difference and the carry forward of unused credits and unused tax losses can be utilized.  In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the deferred income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered probable, the deferred tax asset is not recognized.

Estimate of Share Based Payments, Warrant Liability, Embedded Derivatives Associated Assumptions

Management Discussion and Analysis

November 30, 2016

The Company recorded share based payments based on an estimate of the fair value on the grant date of share based payments issued and reviews its foreign currency denominated warrants each period based on their fair value. The accounting required for the warrant liability and the derivative liability embedded in the gold bullion loan requires estimates of interest rate, life of the warrant, stock price volatility and the application of the Black-Scholes option pricing model.   See note 5 of the November 30, 2016 unaudited interim condensed consolidated financial statements for full disclosure.

Critical accounting policies

Mineral Properties

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred.  If a property is brought into production, these costs will be amortized against the income generated from the property.  If a property is abandoned, sold or impaired, an appropriate charge will be made to the statement of comprehensive loss at the date of such impairment.  Discretionary option payments arising on the acquisition of mining properties are only recognized when paid.  Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs until all capitalized costs are recovered at which time additional reimbursements are recorded in the statement of comprehensive loss, except for administrative reimbursements which are credited to operations.

Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured.  Revenues from properties earned prior to the commercial production stage are deducted from capitalized costs.

The amounts shown for mining claims and related deferred costs represent costs incurred to date, less amounts expensed or written off, reimbursements and revenue, and do not necessarily reflect present or future values of the particular properties.  The recoverability of these costs is dependent upon discovery of economically recoverable reserves and future production or proceeds from the disposition thereof.

The Company reviews the carrying value of a mineral exploration property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the property exceeds its fair value, the property will be written down to fair value with the provision charged against operations in the year of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests.  The Company has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Capitalized mineral property exploration costs are those directly attributable costs related to the search for, and evaluation of mineral resources that are incurred after the Company has obtained legal rights to explore a mineral property and before the technical feasibility and commercial viability of a mineral reserve are demonstrable.  Any costs incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred.  Field overhead costs directly related to exploration are capitalized and allocated to mineral properties explored.  All other overhead and administration costs are expensed as incurred.

Management Discussion and Analysis

November 30, 2016

Once an economically viable reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction.

Impairment of Long-lived Assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‐generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash‐generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash‐generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash‐generating unit) in prior years.

The Company’s most critical accounting estimate relates to the impairment of mineral properties and deferred exploration costs.  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit‐of‐production method or the straight‐line method, as appropriate.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market‐based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

Financial Instruments

Fair Value of Financial Instruments

The Company designated its other financial assets, derivatives in convertible senior notes and warrant liability as fair value through profit and loss, which are measured at fair value.  Fair value of other financial assets is determined based on quoted market prices and is categorized as Level 1 measurement.  Fair value of warrant liability and derivatives in convertible senior notes are categorized as Level 3

Management Discussion and Analysis

November 30, 2016

measurement as it is calculated based on unobservable market inputs.   Trade and other receivables and cash and cash equivalents are classified as loans and receivables, which are measured at amortized cost.  Trade and other payables and convertible debt are classified as other financial liabilities, which are measured at amortized cost.  Fair value of trade and other payables and convertible debt are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk.  The Company’s cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents.  The accounts and other receivables consist of GST/HST and VAT receivable from the various government agencies and amounts due from related parties.  The Company has not recorded an impairment or allowance for credit risk as at November 30, 2016, or August 31, 2016.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company’s bank accounts earn interest income at variable rates.  The bullion loan carries a fixed rate of interest.  The Company’s future interest income is exposed to changes in short-term rates.  As at November 30, 2016, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $37,000 (2015 - $3,000).

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at November 30, 2016, the Company had current assets of $4,576,124 (August 31, 2016 - $1,032,319) and current liabilities of $7,594,346 (August 31, 2016 - $12,868,533). All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms.  Current working capital deficiency of the Company is $3,018,222 (August 31, 2016 - $11,836,214 working capital deficiency).  The Company will require additional financing in order to conduct its planned work programs on mineral properties and the development and construction of the Buckreef Project, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations,

Management Discussion and Analysis

November 30, 2016

financial position, or cash flows.  At November 30, 2016, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the transactions of the Company are denominated in US and Tanzanian Shilling currencies, a 10% movement in the foreign exchange rate will have an impact of approximate $464,000 on the consolidated statements of comprehensive loss.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 117,416,184 common shares outstanding, 6,803,301 share purchase warrants outstanding, 861,854 RSUs outstanding, and 3,750,000 stock options outstanding.

Outlook

The Company’s Board of Directors has confirmed the strategic objective of the Corporation is to develop the Buckreef Gold Project as with part of the low cost cash flow generating mine projects including the Kigosi Gold project. The Company is also exploring and evaluating various mineral properties in the portfolio. In addition, management is of the opinion that Itetemia’s Golden Horseshoe Reef (GHR) represents a modest, yet robust, medium-grade, near surface gold deposit that warrants further feasibility investigations. As well, the Luhala property holds modest but low cost gold extraction potential.  Management has developed a conceptual production plan whereas Buckreef South Main resource is currently at mine development including the construction of low cost heap leach plant. This plan is part of a bigger plan aimed at advancing Buckreef (including Main, South, Bingwa and Tembo), Itetemia, Luhala and Kigosi projects through various stages of development into eventual production.

Exploration Summary

Buckreef (a)	Kigosi (b)	Itetemia (c)	Luhala (d)	Lunguya (e)	Total
Balance, September 1, 2015	**$ 23,153,374**	**$ 12,208,394**	**$ 6,080,438**	**$ 3,354,062**	**$ 3,353,923**	**$ 48,150,191**
Exploration expenditures:						
Camp, field supplies and travel	386,911	23,354	-	-	-	410,265
License fees and exploration and field overhead	773,388	222,506	35,865	5,853	-	1,037,612
Geological consulting and field wages	261	-	-	-	-	261
Geophysical and geochemical	-	-	-	-	-	-
Property acquisition costs	-	-	-	-	-	-
Trenching and drilling	-	-	-	-	-	-
Recoveries	(279,203)	-	-	-	-	(279,203)
	881,357	245,860	35,865	5,853	-	1,168,935
	24,034,731	12,454,254	6,116,303	3,359,915	3,353,923	49,319,126
Write-offs	-	-	(153,588)	(8,757)	(3,353,923)	(3,516,268)
Balance, August 31, 2016	**$ 24,034,731**	**$ 12,454,254**	**$ 5,962,715**	**$ 3,351,158**	**$ -**	**$ 45,802,858**
Exploration expenditures:						
Camp, field supplies and travel	34,277	-	-	-	-	34,277
License fees and exploration and field overhead	373,743	118,397	-	-	-	492,140
Geological consulting and field wages	74,010	-	-	-	-	74,010
Geophysical and geochemical	-	-	-	-	-	-
Property acquisition costs	172,330	-	-	-	-	172,330
Trenching and drilling	87,264	-	-	-	-	87,264
Recoveries	-	-	-	-	-	-
Foreign exchange	563,539	285,965	135,622	71,114	-	1,056,240
	1,305,163	404,362	135,622	71,114	-	1,916,261
	25,339,894	12,858,616	6,098,337	3,422,272	-	47,719,119
Write-offs	-	-	-	-	-	-
Balance, November 30, 2016	**$ 25,339,894**	**$ 12,858,616**	**$ 6,098,337**	**$ 3,422,272**	**$ -**	**$ 47,719,119**

The continuity of expenditures on mineral properties is as follows:

Management Discussion and Analysis

November 30, 2016

Buckreef Project

Mine Development and Operations

Progress

The Buckreef Project is located in the Geita District of the Geita Region south of Lake Victoria, some 110km southwest of the city of Mwanza (see Figure, overleaf).  The project area can be accessed by ferry across Smiths Sound, via tarred national road and thereafter via unpaved but well-maintained gravel roads. The Project comprises five prospects namely Buckreef, Bingwa, Tembo, Eastern Porphyry and Buziba. The Buckreef prospect encompasses three ore zones namely Buckreef South, Buckreef Main and Buckreef North.

The Project is fully-licensed for mining and extraction of gold.

The following cumulative work was completed up to 30th November 2016:

•

No mining or ore processing activities conducted at South Pit during the period

•

There was no gold processing (plant operations) during the reporting period at Buckreef Gold Mine. The Company however commenced re-design of the CIL-Gravity process plant during the quarter.

•

Major repairs were effected on the Buckreef dam wall that had been severely damaged during a spell of heavy rains during the period. The dam is the main source of water for process plant operations.

•

Buckreef Gold Mine Environmental Management Plan Upgrade certification by NEMC was completed during the reporting quarter period.

•

Buckreef SML04/92 Special Mining Licence Renewal application was granted by the Ministry of Energy & Minerals on 10th October 2016 for a further 10 years to 2027. Annual rental fees for the SML were paid up to 2018.

•

Renewal of 12 other PLs that make up the Buckreef/Buziba project was successfully completed during the quarter. Annual rental fee payments for all 12 PLS for the period 2016-2017 were also successfully paid during the quarter.

•

Design & Process Engineering consultants, NCI Engineering Limited were contracted to commence a comprehensive assessment of the competence and functionality of the Buckreef Heap Leach pad design and construction during the month. A final report expected in early December 2016.

Management Discussion and Analysis

November 30, 2016

License Status

At the end of Q1_2017, the Buckreef Mine project area had 13 PLs and 1 SML covering a surface area of 95.40km2. The Buckreef Project license status and statutory liabilities are as shown in the table below:

Exploration Projects and License Status

Following the Company’s decision to include mine development to its strategy of generating maximum revenue from its extensive portfolio of properties and with the rising costs of maintaining prospecting and other licenses in Tanzania, management decided review, revamp and clean up the TRX PL portfolio with a view to discard certain licenses and/or alternatively farm them out in JV packages.

A detailed in-house geological reviews of each respective project area and its potential for discovery of gold mineralization have been submitted to a technical team that will review the merits and de-merits of each project in Tanzania.

This exercise was necessitated by the need to establish all outstanding, current and future financial liabilities and obligations arising from our total land-holdings. Brief descriptions of PL holdings for each respective project area are summarized below up to 30th November2016.

Itetemia Project

The Itetemia gold deposit includes the mineral resources of the Golden Horseshoe Reef (“GHR”), and is an advanced stage exploration project focusing on the development of the GHR. A total of 9,833m of diamond core drilling (51 holes) and 8,339m of RC drilling (138 holes) was completed on the project. Modeling and processing of assay results from both the core drilling and RC drilling so far completed over the GHR and surrounding areas culminated in the estimation of the following Mineral Resources by CSA Australia Pty (Ltd) (“CSA”).  The gold resource numbers for the GHR are as at 30th May 2016 using a cut-off grade of 1.0g/t:-

Management Discussion and Analysis

November 30, 2016

DOMAIN	CLASSIFICATION	VOLUME (m3)	TONNES (t)	GRADE (g/t)	OUNCES oz
Main Lode	Indicated	816,000	2,390,000	3.14	241,000
	Inferred	355,000	1,053,000	3.68	125,000
TOTAL MAIN LODE		1,171,000	3,443,000	3.31	366,000
Footwall Lode	Indicated	141,000	409,000	1.92	25,000
	Inferred	128,000	380,000	2.57	31,000
TOTAL FOOTWALL LODE		269,000	789,000	2.23	57,000
TOTAL INDICATED		957,000	2,799,000	2.96	266,000
TOTAL INFERRED		483,000	1,433,000	3.39	156,000
GRAND TOTAL		1,440,000	4,232,000	3.11	422,000

Rounding results in computational discrepancies.

The process to convert the PL covering the Horseshoe Gold Prospect at Itetemia into a Special Mining License (SML) was commenced during the reporting period. The Company submitted all documentation required for the conversion of the Itetemia PL into a Special Mining License to the relevant authorities in the Ministry of Mines.  A follow up on the Mining License renewal shows that the application is still under review.

As of the 30th November 2016, Itetemia project area has 10 active PLs, 1 ML application and 1 PL renewal application all covering a surface area of 46.23km2. The Itetemia Project license status and statutory liabilities are as shown in the table below:

Kigosi Project

Kigosi Project area remains subject to a Game Reserve Declaration Order. Upon repeal or amendment of that order by the Tanzanian Government, the Kigosi Mining Company will be legally entitled to exercise its rights under the Mineral Rights and Mining Licence. The procedures for de-gazetting the Kigosi mining licence project area from a game reserve area to a mining area on the government gazette has not been completed by government of Tanzania.

There were no developments on the Kigosi mining area degazetting process during the reporting quarter to allow mine development on the idling Kigosi Mining Licence.  The gold resource numbers for the Kigosi Project are, as at 30th May 2016 using a cut-off grade of 0.5g/t:-

Management Discussion and Analysis

November 30, 2016

Table 1:Kigosi Project Resource (Measured and Indicated category)

Table 2: Kigosi Project Resource (Inferred category)

At the end of this reporting quarter Kigosi project area had 32 PLs and 1 ML covering a surface area of 510.85km2. The Kigosi Project license status and statutory liabilities are as shown in the table below:

Management Discussion and Analysis

November 30, 2016

Table 1: Kigosi Project Active PLs

Luhala Project

The Luhala Project is an advanced stage exploration project focusing on the development of the Luhala gold deposit which consists of five anomalous hilltops. The mineralization is stratabound shear-zone hosted gold mineralization (stratigraphic and structural control) within a distinct unit of felsic rocks with associated ferruginized mafic and felsic rocks.

Drilling at the Luhala Project has been concentrated on the Luhala Hills (Luhala Hill, Kisunge Hill, Shilalo Hill South and Shilalo Hill West). A total of 3,279m of diamond core drilling (26 holes) and 8,665m of RC drilling (144 holes) was completed on the project. Modeling and processing of assay results from both the core drilling and RC drilling conducted over the various deposits at Luhala, has to-date resulted in the estimation, by CSA, of the following Mineral Resources for Luhala as at 8th March 2011 using a cut-off grade of 1.0g/t:

Management Discussion and Analysis

November 30, 2016

DOMAIN / ZONE	CLASSIFICATION	VOLUME (m3)	TONNES (t)	GRADE (g/t)	OUNCES oz
Kisunge Central	Inferred	410,000	870,000	1.76	48,900
Kisunge East		110,000	240,000	2.15	16,800
Kisunge South		60,000	120,000	1.68	6,300
Shilalo South		100,000	200,000	2.47	15,900
Shilalo West		200,000	430,000	1.73	23,900
TOTAL LUHALA PROJECT		880,000	1,860,000	1.87	112,000
TOTAL INFERRED		880,000	1,860,000	1.87	112,000
GRAND TOTAL		880,000	1,860,000	1.87	112,000

Rounding results in computational discrepancies.

The process of selecting a consultant to carry out feasibility study at the Luhala gold project has been completed and once funds are available the contract to engage the consultant to carry out the study will be signed to initiate the FS study works.

At the end of this reporting quarter Luhala project area had 4 PLs covering a surface area of 36.50km2. The Luhala Project license status and statutory liabilities are as shown in the table below:

Lunguya Project

As reported previously, historical JV agreements covering the bulk of the areas in which exploration work was conducted and resources defined lapsed hence the resources have been written off and still no further work is planned on this project.

As of 30th November 2016, Lunguya project area had 10 PLs covering a surface area of 122.53km2. The Lunguya Project license status and statutory liabilities are as shown in the table below:

Management Discussion and Analysis

November 30, 2016

Exploration Projects

Following the Company’s decision to include mine development to its strategy of generating maximum revenue from its extensive portfolio of properties and with the rising costs of maintaining prospecting and other licences in Tanzania, management decided to drop some licences.  Efforts to revamp and clean up our current presentation of the TRX PL portifolio are at an advanced stage. This exercise was necessitated by the need to establish all outstanding, current and future financial liabilities and obligations arising from our total land-holdings. The total liabilities of unpaid rents including the penalties is US$1,114,125.

A technical team that was formed to review the prospectivity of the entire licence portfolio in Tanzania and propose to management licences to be dropped will be engaged once the revamping and PL status update report is completed.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk.  For further details on the risk factors affecting the Company, please see the Company’s Form 20-F Annual Report for year ended August 31, 2016 filed on SEDAR as the Company’s Annual Information Form.

Disclosure Controls and Procedures (“DC&P”)

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of DC&P.  Management conducted an assessment of the effectiveness of the DC&P in place as of November 30, 2016 and concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in filings.  Any system control over disclosure procedures, particularly for junior exploration companies, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all inaccuracies.  These limitations include limited personnel available for such work, geographical logistics and human error among others.  The Board of Directors assess the integrity of the public financial disclosures through the oversight of the Audit Committee.

Internal Control Over Financial Reporting (“ICFR”)

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of ICFR.  Management conducted an assessment of the effectiveness of the ICFR in place as of November 30, 2016 and concluded that such procedures are adequate and effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with International Financial Reporting Standards.  Any system of internal control over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements.

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for the design and effectiveness of disclosure controls and procedures (“DC&P”) and the design of internal control over financial reporting (“ICFR”) to provide reasonable assurance that material information related to the Company is made known to the Company’s certifying officers. The Company’s controls are based on the Committee of Sponsoring Organizations (“COSO”) 2013 framework. The Company’s CEO and the CFO have evaluated the design and effectiveness of the Company’s DC&P as of November 30, 2016 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company. The CEO and CFO have also evaluated the design and effectiveness of the Company’s ICFR as of November

Management Discussion and Analysis

November 30, 2016

30, 2016 and concluded that these controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

During the current period there have been no changes in the Company’s DC&P or ICFR that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional Information

The Company is a Canadian public company listed on the Toronto Stock Exchange trading under the symbol “TNX” and also listed on the NYSE MKT LLC trading under the symbol “TRX”.  Additional information about the Company and its business activities is available on SEDAR at www.sedar.com and the Company’s website at www.tanzanianroyalty.com.

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the interim MD&A.  A copy of this interim MD&A will be provided to anyone who requests it.  It is also available on the SEDAR website at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking information” under Canadian securities legislation.  Forward-looking information includes, but is not limited to, statements with respect to the potential of the Company’s properties; the future prices of base and precious metals; success of exploration activities, cost and timing of future exploration and development; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; requirements for additional capital; and other statements relating to the financial and business prospects of the Company.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or “variations of such words and phrases or statements that certain actions, events or results “may” , “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments at Buckreef or other mining or exploration projects, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, and is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: unexpected events and delays during permitting; the possibility that future exploration results will not be consistent with the Company’s expectations; timing and availability of external financing on acceptable terms in light of the current decline in global liquidity and credit availability; uncertainty of inferred mineral resources; future prices of base and precious metals; currency exchange rates; government regulation of mining operations; failure of equipment or processes to operate as anticipated; risks inherent in base and precious metal exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations; and uncertain political and economic environments.  Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers

Management Discussion and Analysis

November 30, 2016

should not place undue reliance on forward-looking information.  The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.